INTREPID CAPITAL MANAGEMENT FUNDS TRUST
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250
April 22, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”)
File Nos.: 333-118634 and 811-21625

Dear Ms. Stirling:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on April 14, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 13 to its Registration Statement on Form N-1A.  PEA No. 13 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 23, 2010.  The purpose of PEA No. 13 was to register one new class of shares — Institutional Class shares — for the Intrepid Capital Fund (the “Fund”).

The Trust will file PEA No. 14 to its Registration Statement under Rule 485(b) of the 1933 Act.  The purpose of that filing will be to update any missing information, incorporate the Staff’s comments regarding PEA No. 13, and file updated exhibits to the Registration Statement. Additionally, PEA No. 14 redesignates the original class of shares of the Fund as Investor Class shares.  At such time PEA No. 14 becomes effective, the Fund will issue two classes of shares: Investor Class and Institutional Class.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Prospectus

1.
In the narrative of the Summary Section paragraph entitled “Purchasing Shares,” please indicate the minimum investment amount for Institutional Class shares and the minimum subsequent investment amount for both Investor and Institutional Class shares.

The Trust responds by revising the section in its entirety, as shown below:

“Purchasing Shares: Investors may purchase, exchange or redeem Fund shares by mail (Intrepid Capital Management Funds Trust, c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53201-5207, or by telephone at 1-866-996-FUND.  Redemptions by telephone are only permitted upon previously receiving appropriate authorization.  Transactions will only occur on days the New York Stock Exchange is open.  Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.  The minimum initial amount of investment in the Fund is $2,500 for Investor Class shares and $250,000 for Institutional Class shares.  Subsequent investments in the Investor Class or Institutional Class shares of the Fund may be made with a minimum investment of $100.”

2.
In the section entitled “Purchasing Shares – How to Purchase Shares from the Fund” please amend the table under the heading “2. Determine how much you want to invest keeping in mind the following minimums” to indicate the minimum initial and subsequent investment minimums for Investor and Institutional Class shares.

The Trust responds by making the requested change.

Comment to the Rule 497(k) Summary Prospectus

3.	If the Trust will be delivering summary prospectuses of the Fund, please provide the introductory legend paragraph to the summary prospectus required under Rule 498(b) under the 1933 Act.

 The Trust plans on using the following introductory paragraph in its summary prospectus:

“Before you invest, you may want to review the Intrepid Capital Fund (the “Fund”) prospectus, which contains more information about the Fund and its risks.  The current statutory prospectus and statement of additional information dated April 30, 2010, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s prospectus and other information about the Fund online at http://intrepidcapitalfunds.com/download_applications.html.  You can also get this information at no cost by calling 1-866-996-FUND or by sending an e-mail request to prospectus@intrepidcapitalfunds.net.”

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Richard Teigen of Foley & Lardner LLP at 414-297-5660 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Intrepid Capital Management Funds Trust

/s/ Mark Travis
Mark Travis
President

cc:           Richard Teigen, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC